Exhibit 99.1

News Release
NORBORD REPORTS RECORD SECOND QUARTER 2018 RESULTS; DECLARES C $4.50 PER SHARE DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q2 2018 HIGHLIGHTS

•	Record Adjusted EBITDA of $273 million on higher North American shipment volumes and OSB prices

•	Adjusted earnings increased 75% year-over-year to $1.92 per diluted share

•	European EBITDA more than doubled year-over-year to $21 million, reflecting robust markets

•	Declared dividend of C $4.50 per share for shareholders of record on September 1, 2018

TORONTO, ON (August 2, 2018) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $273 million for the second quarter of 2018 versus $165 million in the second quarter of 2017 and $170 million in the first quarter of 2018. The 65% year-over-year improvement is primarily due to higher North American oriented strand board (OSB) prices and shipment volumes, as well as higher European panel prices. North American operations generated Adjusted EBITDA of $256 million compared to $157 million in the same quarter last year and $156 million in the prior quarter. European operations delivered Adjusted EBITDA of $21 million versus $9 million in same quarter last year and $18 million in the prior quarter.

“Our second quarter results are the highest in the Company’s history,” said Peter Wijnbergen, Norbord’s President and CEO. “We generated $273 million in Adjusted EBITDA, a huge improvement over this time last year as our North American mills shipped 10% more OSB in a strong market environment. Our European business delivered $21 million of Adjusted EBITDA, its best result ever in local currency terms, as robust demand growth in our key markets supported strong prices.”

“We expect that OSB demand will continue increasing and Norbord is investing in incremental future capacity through a number of capital projects. Our 2018 capital expenditures are now forecast at $200 million and include projects at our mills in Chambord, Quebec, Grande Prairie, Alberta and Huguley, Alabama. We believe these prudent investments will ensure that we are ready to meet customers’ growing needs in the years ahead.”

“In recognition of the exceptionally strong free cash flow generated during the second quarter and reflecting Norbord’s strong financial position and outlook, the Board declared a dividend of C $4.50 per share consistent with the Company’s variable dividend policy. Given the positive outlook for OSB demand in North America and Europe driven by continued growth in the construction and renovation of homes, as well as meaningful growth in industrial end-uses and export markets, Norbord is well positioned to continue to return excess capital to shareholders, including through share repurchases.”

Norbord recorded Adjusted earnings of $167 million or $1.92 per diluted share ($1.93 per basic share) in the second quarter of 2018 versus $95 million or $1.10 per share (basic and diluted) in the second quarter of 2017 and $96 million or $1.10 per diluted share ($1.11 per basic share) in the first quarter of 2018. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q2 2018	Q1 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	174	95	97	269	146
Adjusted for:
Loss on disposal of assets	—	—	2	—	7
Stock-based compensation and related costs	1	1	1	2	2
Reported income tax expense	53	36	30	89	43
Adjusted pre-tax earnings	228	132	130	360	198
Income tax expense at statutory rate	(61)	(36)	(35)	(97)	(53)
Adjusted earnings	167	96	95	263	145

Market Conditions

In North America, year-to-date US housing starts were up 8% versus the same period in 2017, with single-family starts, which use approximately three times more OSB than multifamily, also increasing by 8%. The consensus forecast from US housing economists is for approximately 1.31 million starts in 2018, which suggests a 9% year-over-year improvement.

North American benchmark OSB prices increased significantly during the second quarter of 2018 as end-use demand remained robust during the prime spring homebuilding season. Average benchmark prices were significantly higher than both the prior quarter and the same quarter last year. The North Central benchmark OSB price was steady through April, increased in May before stabilizing at its year-to-date high of $445 per Msf (7/16-inch basis) for all of June. The logistics challenges that first materialized in the Western Canadian region during the first quarter began to ease late in the second quarter. As a result, the Western Canadian benchmark price finished the quarter below the North Central benchmark, but was still 12% higher on average quarter-over-quarter. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q2 2018	Q1 2018	Q2 2017
North Central	14%	426	370	330
South East	38%	419	331	320
Western Canada	30%	403	359	324

In Europe, panel markets continued to strengthen, driven by robust OSB demand growth in Norbord’s core markets. In local currency terms, average panel prices were up 27% versus the same quarter last year and up 5% from the prior quarter.

Performance

North American OSB shipments increased 9% year-over-year and 10% quarter-over-quarter due to seasonally higher productivity and uptime, as well as additional production from the Huguley, Alabama mill that restarted during the fourth quarter of 2017. Norbord’s specialty sales volume (including industrial applications and export markets) increased by 9% year-over-year and represented approximately 25% of the Company’s North American OSB sales volume.

Excluding the curtailed Chambord, Quebec mill, Norbord’s operating North American OSB mills produced at 98% of stated capacity, compared to 99% in the same quarter last year and 94% in the prior quarter. Capacity utilization declined slightly year-over-year due to the inclusion of the Huguley mill, which remains in ramp-up mode following

Exhibit 99.1

its restart in late 2017. Quarter-over-quarter, capacity utilization increased due to improved productivity and seasonally faster line speeds compared to the particularly harsh winter weather conditions in the first quarter.

In May, the Company temporarily suspended production at its OSB mill in 100 Mile House, British Columbia for approximately three weeks due to a temporary wood shortage. The significant wildfires that the province of British Columbia experienced in the summer of 2017 seriously damaged logging areas surrounding the 100 Mile House mill. Further, the severe weather conditions this winter limited loggers’ ability to access the forests during the months when the mill typically builds its annual log inventory. Combined, these extraordinary circumstances impacted Norbord’s ability to secure a sufficient wood supply to operate the mill on a continuous basis during this period. The curtailment negatively impacted second quarter 2018 financial results by approximately $3 million.

Norbord’s North American OSB cash production costs per unit (before mill profit share) increased 5% compared to the same quarter last year due to the stronger Canadian dollar as well as higher resin and fibre prices, partially offset by improved productivity and the timing of annual maintenance shuts and related costs. Unit costs decreased 4% versus the prior quarter due to improved productivity and raw material usage, partially offset by higher fibre prices. Higher fibre prices versus both comparative periods are primarily due to the impact of last year’s wildfire season on the 100 Mile House mill’s wood supply.

In Europe, Norbord’s shipments were 6% lower than the same quarter last year and 3% lower than the prior quarter due to shipment timing. The European mills produced at 89% of stated capacity in the quarter compared to 105% in the same quarter last year and 86% in the prior quarter. Capacity utilization increased quarter-over-quarter due to improved productivity, but decreased year-over-year due to the restated annual production capacity to reflect the new OSB continuous press line at the Inverness, Scotland mill that was substantially completed in the fourth quarter of 2017. Production from the expanded Inverness mill will not significantly increase until 2019 when the new finishing line installation and commissioning are complete.

Year-to-date, the Company generated $6 million of Margin Improvement Program (MIP) gains due to a richer product mix, improved productivity and the timing of planned annual maintenance shuts and related costs, partially offset by costs associated with executing on strategic initiatives. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments were $54 million (including intangible assets) in the second quarter and $104 year-to-date. Norbord’s 2018 capital expenditure budget is $200 million, including the Inverness finishing line, Chambord rebuild, Grande Prairie debottlenecking and Huguley woodroom projects (as described below), as well as other projects focused on reducing manufacturing costs and increasing productivity across the mills. In addition, it includes investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

Included in the year-to-date capital investments is $8 million for the Inverness, Scotland mill modernization and expansion project. The original two press lines were demolished during the second quarter of 2018 and a new finishing end will be installed during the second half of 2018. Total capital spending to-date for the project is $142 million. The project cost is expected to total $145 million, 7% above the $135 million budget due to significant fluctuations in the relative values of the Pound Sterling, Euro and US dollar currencies over the two-year life of the project.

Also included in the year-to-date capital investments is $30 million for the Grande Prairie, Alberta debottlenecking project. The Grande Prairie mill is one of the largest single-line OSB facilities in the world, but the mill is currently bottlenecked in the areas before the forming line and press. The Company is undertaking a project to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. Upon completion in the second half of 2018, the mill’s production capacity is

Exhibit 99.1

expected to increase by 100 MMsf (3/8-inch basis) to support growing demand from key customers. Further savings are expected to be realized through reduced wood and natural gas usage. The project is budgeted at $55 million.

Norbord believes North American OSB demand will continue to grow. In order to support this anticipated growth, the Company’s Board of Directors has approved a $71 million investment to rebuild and prepare the Chambord, Quebec mill for an eventual restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. This project involves replacing the dryers and investing in the wood-handling and finishing end areas to debottleneck the mill’s manufacturing process and reduce manufacturing costs, as well as upgrades in process and personal safety systems, electrical systems and environmental equipment to bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Once complete, the investment is expected to increase the mill's stated annual production capacity by 80 MMsf, from 470 MMsf to 550 MMsf (3/8-inch basis).

Norbord is also beginning preliminary engineering work to plan for the rebuild and automation of the wood-handling section of the Huguley, Alabama mill. A similar project was undertaken at the sister Joanna, South Carolina mill in 2014, which enabled a 150 MMsf (3/8-inch basis) capacity increase from debottlenecking the continuous press production line.

Operating working capital was $212 million at quarter-end compared to $181 million at the end of the same quarter last year and $218 million at the end of the prior quarter. The year-over-year increase is primarily due to the accounts receivable impact of higher North American OSB prices and shipment volumes as well as inventories attributable to the new Inverness line and restarted Huguley mill. The quarter-over-quarter decrease is primarily due to the annual seasonal log inventory drawdown in the northern mills in North America and higher profit share accruals attributed to higher earnings. Working capital continues to be managed at minimal levels across the Company.

At quarter-end, Norbord had unutilized liquidity of $649 million, consisting of $298 million in cash and $351 million in unused credit lines. The Company’s tangible net worth was $1,441 million and net debt to total capitalization on a book basis was 16%, with both ratios well within bank covenants.

Capital Allocation

OSB demand is growing in the Company’s core North American and European markets, underpinned by a continuing steady recovery towards the level of underlying demographic demand for new homes in the US as well as increasing repair and remodel spending and expanding industrial end-uses. APA-The Engineered Wood Association data suggests the North American OSB industry was operating at close to full capacity in the second quarter, resulting in low inventories and a tight supply chain. Norbord’s North American OSB mills produced at 98% of stated capacity in the second quarter. Management believes these favourable market conditions will drive significant free cash flow generation in the near term. The Company is investing $200 million in a number of high return capital projects this year, some of which will lay the groundwork for incremental capacity to supply growing OSB demand at less than half of management’s current $425/Msf (3/8-inch basis) estimate of replacement cost.

Norbord generated $2.89 per share of operating cash flow in the second quarter of 2018 and had $298 million of cash and cash equivalents on its balance sheet at the end of the quarter. In recognition of the exceptionally strong free cash flow generated during the quarter as well as Norbord’s strong financial position and outlook, the Board of Directors declared a dividend of C $4.50 per common share (approximately $3.42 in US dollars), payable on September 21, 2018 to shareholders of record on September 1, 2018. This is consistent with the Company’s variable dividend policy under which the Board of Directors determines the dividend level each quarter, and leaves the Company with over $350 million in pro forma liquidity.

Exhibit 99.1

Given the positive outlook for OSB demand in North America and Europe driven by continued growth in the construction and renovation of homes as well as meaningful growth in industrial end-uses and export markets, the Company is well positioned to continue to return capital that is surplus to its needs to shareholders. In this regard, Norbord is considering alternatives in addition to dividends, including share repurchases through its normal course issuer bid or through a substantial issuer bid.

Any dividends reinvested on September 21, 2018 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares from Norbord’s treasury.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company's financial position, results of operations, cash flow, capital requirements and restrictions under the Company's revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q2 2018 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, August 2, 2018 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until September 1, 2018 by dialing 1-888-203-1112 or 647-436-0148 (passcode 1435609 and pin 9635). Audio playback and a written transcript will be available on the Norbord website.

Exhibit 99.1

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.
-end-

Contact:
Heather Colpitts
Senior Manager, Corporate Affairs
Tel. (416) 365-0705
info@norbord.com
This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 1, 2018 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q2 2018 Management’s Discussion and Analysis dated August 1, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q2 2018 Management’s Discussion and Analysis dated August 1, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Peter Wijnbergen
President & CEO

August 2, 2018

To Our Shareholders:

I’m pleased with our excellent financial and operating performance in the second quarter, which helped deliver the best results in Norbord’s 30-year history. Our record Adjusted EBITDA of $273 million represents Adjusted earnings of $1.92 per diluted share, an increase of 75% over the same quarter last year.

Delivering during prime homebuilding season

Our North American mills had a strong second quarter performance with increased production supporting 9% higher shipments year-over-year. The Huguley, Alabama mill continues to ramp up and produced at approximately 75% of its stated capacity in Q2. The spring and summer are typically the busiest months for our homebuilding customers and this solid demand supported higher benchmark OSB prices in all regions and contributed to our strong financial results.

Our European business also had an excellent quarter, delivering record Adjusted EBITDA (in local currency terms) which was more than double the same quarter last year on continued solid demand that has supported panel price momentum. Our Inverness, Scotland mill has ramped up according to plan and we are on track to commission the new finishing end by the end of the year. This will eliminate the current finishing end bottleneck and allow Inverness to make a step change in production volume next year to continue to serve growing European OSB demand.

Looking ahead: disciplined focus on value

Our long-standing capital allocation priorities – investing in the business, optimizing our capital structure and returning cash to shareholders – have not changed. These priorities continue to serve the business and Norbord shareholders well and will guide our approach during these strong market conditions.

Our mills are always our number one capital allocation priority and we are continuing to invest to improve our operations in North America and Europe and ensure we can meet customers’ growing demand.

At our Chambord, Quebec mill, the preliminary engineering work is now well advanced and we have already ordered certain long lead-time items, including the dryers, debarkers and finishing end. We believe North American OSB demand will continue to grow, so in order to support this anticipated growth, our Board has now approved the full $71 million investment to rebuild and prepare the mill for an eventual restart. This investment will allow an increase in the annual production capacity of the mill upon restart, from its current 470 MMsf to 550 MMsf (3/8-inch basis). Once the project is complete, our Chambord mill will be efficient, lower cost and larger scale, putting it in a strong competitive position to ensure its long-term viability. I want to stress that a restart decision has not yet been made and, similar to our approach at Huguley, we will continue to evaluate the timing of a restart at Chambord based on customer

Exhibit 99.1

demand. We greatly appreciate the support we’ve received from our mill employees, the union, the Quebec government and the local community.

As part of the continued ramp-up of Huguley, we are beginning engineering work to plan for the rebuild and automation of the wood-handling section of the mill to optimize its continuous press. We made a similar investment at its sister mill in Joanna, South Carolina in 2014 that increased the mill’s stated capacity by 150 MMsf to 650 MMsf (3/8-inch basis). We would expect a similar increase at the Huguley mill once an investment is completed.

Finally, equipment installation for the debottlenecking project at our Grande Prairie, Alberta mill is nearing completion and commissioning is expected before year-end. Once operational, this $55 million investment will lower manufacturing costs and increase the mill’s production capacity by 100 MMsf (3/8-inch basis) to help us serve western and export customers.

Our total 2018 capital budget is now expected to be $200 million. We continue to believe that these kinds of prudent investments are the best available means to enhance value for our shareholders.

We also remain committed to having a flexible balance sheet, which has de-levered significantly during the past nine quarters to a net debt to capitalization ratio of 16%.

Reflecting our exceptionally strong free cash flow this quarter, the Board declared a dividend of C $4.50 per share, consistent with Norbord’s variable dividend policy. Given our positive outlook for OSB demand, we are well positioned to continue to return excess capital to our shareholders, including through share repurchases.

Continued enthusiasm for OSB

With strong OSB demand growth in all our key markets, our mills are performing well, and the ramp-ups of both Huguley and Inverness are proving to be well timed. The investments we currently have underway will ensure we can continue to support growing customer demand in both North America and Europe.

I look forward to reporting on our progress next quarter.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2017 Management’s Discussion and Analysis dated February 1, 2018 and Q2 2018 Management’s Discussion and Analysis dated August 1, 2018.

Exhibit 99.1

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q2 2018 Management’s Discussion and Analysis dated August 1, 2018 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Jun 30, 2018	Dec 31, 2017
Assets
Current assets
Cash and cash equivalents	$298	$241
Accounts receivable	214	174
Taxes receivable	—	1
Inventory	244	224
Prepaids	10	11
	766	651
Non-current assets
Property, plant and equipment	1,453	1,421
Intangible assets	23	24
Deferred income tax assets	4	4
Other assets	4	3
	1,484	1,452
	$2,250	$2,103
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$256	$282
Taxes payable	29	74
	285	356
Non-current liabilities
Long-term debt	549	548
Other liabilities	27	29
Deferred income tax liabilities	183	151
	759	728
Shareholders’ equity	1,206	1,019
	$2,250	$2,103

Exhibit 99.1

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Jun 30 and Jul 1 (US $ millions, except per share information)	Q2 2018	Q2 2017	6 mos 2018	6 mos 2017
Sales	$707	$536	$1,283	$1,003
Cost of sales	(430)	(370)	(832)	(729)
General and administrative expenses	(5)	(2)	(10)	(8)
Depreciation and amortization	(36)	(27)	(66)	(51)
Loss on disposal of assets	—	(2)	—	(7)
Operating income	236	135	375	208
Non-operating expense:
Finance costs	(9)	(8)	(17)	(19)
Earnings before income tax	227	127	358	189
Income tax expense	(53)	(30)	(89)	(43)
Earnings	$174	$97	$269	$146
Earnings per common share
Basic	$2.01	$1.13	$3.11	$1.70
Diluted	2.00	1.12	3.09	1.69

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Jun 30 and Jul 1 (US $ millions)	Q2 2018	Q2 2017	6 mos 2018	6 mos 2017
Earnings	$174	$97	$269	$146
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	4	(3)	4	(6)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(21)	12	(10)	17
Other comprehensive (loss) income, net of tax	(17)	9	(6)	11
Comprehensive income	$157	$106	$263	$157

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Jun 30 and Jul 1 (US $ millions)	Q2 2018	Q2 2017	6 mos 2018	6 mos 2017
Share capital
Balance, beginning of period	$1,353	$1,345	$1,350	$1,341
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	3	—	6	4
Balance, end of period	$1,356	$1,345	$1,356	$1,345
Merger reserve	$(96)	$(96)	$(96)	$(96)
Contributed surplus
Balance, beginning of period	$8	$8	$8	$9
Stock options exercised	(1)	—	(1)	(1)
Balance, end of period	$7	$8	$7	$8
Retained earnings (deficit)
Balance, beginning of period	$(13)	$(359)	$(67)	$(402)
Earnings	174	97	269	146
Common share dividends	(40)	(20)	(81)	(26)
Balance, end of period(i)	$121	$(282)	$121	$(282)
Accumulated other comprehensive loss
Balance, beginning of period	$(165)	$(200)	$(176)	$(202)
Other comprehensive (loss) income	(17)	9	(6)	11
Balance, end of period	$(182)	$(191)	$(182)	$(191)
Shareholders’ equity	$1,206	$784	$1,206	$784

(i) Retained earnings (deficit) comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	384	(19)
	$121	$(282)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jun 30 and Jul 1 (US $ millions)	Q2 2018	Q2 2017	6 mos 2018	6 mos 2017
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$174	$97	$269	$146
Items not affecting cash:
Depreciation and amortization	36	27	66	51
Deferred income tax	28	12	31	25
Loss on disposal of assets	—	2	—	7
Other items	(5)	(10)	2	(4)
	233	128	368	225
Net change in non-cash operating working capital balances	19	2	(74)	(55)
Net change in taxes receivable, taxes payable and investment tax credit receivable	(2)	14	(40)	13
	250	144	254	183
Investing activities
Investment in property, plant and equipment	(61)	(62)	(117)	(118)
Investment in intangible assets	(1)	(1)	(1)	(3)
	(62)	(63)	(118)	(121)
Financing activities
Common share dividends paid	(40)	(19)	(81)	(25)
Issue of common shares	2	—	4	3
Repayment of debt	—	—	—	(200)
Accounts receivable securitization repayments, net	—	(61)	—	—
Bank advances, net	—	(2)	—	—
	(38)	(82)	(77)	(222)
Foreign exchange revaluation on cash and cash equivalents held	(5)	8	(2)	6
Cash and cash equivalents
Increase during period	145	7	57	(154)
Balance, beginning of period	153	—	241	161
Balance, end of period	$298	$7	$298	$7